

March 15, 2012

Via E-mail
Mahendra Singh Mehta
Chief Executive Officer
Sterlite Industries (India) Limited
SIPCOT Industrial Complex,
Madurai Bypass Road, TV Puram P.O.
Tuticorin - 628002
Tamil Nadu, India

    Re: Sterlite Industries (India) Limited
            Form 20-F for the year ended March 31, 2011
            Filed September 30, 2011
            File No. 001-33175

Dear Mr. Mehta:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Selected Consolidated Financial Data, page 4

1.   We note the discussion of cost of production in footnote (2) on page seven and the statement that the measure "consists of direct cash cost of production and excludes non-cash cost and indirect cost …" You also state that it is offset for any amounts you receive upon the sale of the by-products from the refining or smelting process. Please revise future filings to further clarify and explain the principal components of the measure in plain language understandable to the average investor. Also, please address whether and how (a) the components of your measure are materially different for copper sourced from your own mines compared to concentrate purchased from third parties or (b) management uses the measure differently when "monitoring the operating performance of operations" for your internally—as opposed to externally—sourced copper. Please provide draft disclosure.

2.   In this regard, we note the statement on page 181 that "[c]ost of production does not include the cost of copper concentrate for our copper business, though such cost is included in our cost of sales." Please revise future filing discussion of cost of production, including on page 181, to further clarify in quantitative and qualitative terms the impact of purchases of concentrate on your cost of production.

Basis of Presentation of Ore Reserves, page 78

3.   We note you audited your Skorpion, Black Mountain, and Lisheen mine reserves, which were recently acquired. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to the following reports:

   •   Audit of HZL Ore Reserves by SRK Consulting (UK) Ltd

   •   Mineral review of the Skorpion by AMC Consultants Prop. Ltd

   •   Mineral review of the BMM by Golder Associates

   •   Mineral review of the Lisheen mines by AMC Consultants UK Ltd

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Rajpura Dariba, page 101
Skorpion, page 116
BMM, page 122
Lisheen, page 129

4.   In future filings, please disclose the following information within or adjacent to your reserve tables for the Rampura Agucha, Skorpion, Black Mountain, and Lisheen mining operations:

- A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

- The cutoff grade used with your reserve estimate

- The metallurgical recovery factor for each of your mines.

- All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

- The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

Projects and Developments, page 122

5.   We note you disclose resource estimates for your Gamsberg project. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove all resource disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ken Schuler, Staff Engineer, at (202) 551-3718 if you have questions regarding engineering comments. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via email): Rajiv Choubey